Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,
	2002	2003	2004	2005	2006	2007
Pre-tax income (loss) from continuing operations	$12.3	$(87.4)	$(25.7)	$(3.0)	$3.3	$(6.9)
Adjustment for (income) loss from equity investees	(1.0)	.8	.6	(.7)	(2.3)	(1.2)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$11.3	$(86.6)	$(25.1)	$(3.7)	$1.0	$(8.1)
Distributed income equity investees	—	.5	—	—	.5	—
Less: Capitalized interest	—	—	—	—	—	—
Amortization of interest previously capitalized	.1	.1	.1	—	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$11.4	$(86.0)	$(25.0)	$(3.7)	$1.5	$(8.1)

Fixed Charges:
Interest expense	$8.1	$15.3	$20.7	$21.2	$20.3	$15.7
Interest capitalized during the period	—	—	—	—	—	—
Amortization of debt issuance costs	1.0	4.8	1.7	1.4	1.1	.8
Imputed interest portion of rent expense	2.7	2.9	2.5	1.8	1.8	1.5

Total Fixed Charges	$11.8	$23.0	$24.9	$24.4	$23.2	$18.0

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$23.2	$(63.0)	$(.1)	$20.7	$24.7	$9.9

Ratio of Earnings to Fixed Charges(a)	2.0	—	—	—	1.1	—

(a)	For the years ended November 30, 2007, 2005, 2004 and 2003, the ratio was less than 1.0x and was deficient by $8.1 million, $3.7 million, $25.0 million and $68.0 million, respectively.